Exhibit 99.3

Management's Discussion and Analysis

Aurinia
Pharmaceuticals

YEAR END 17

For the year ended
December 31, 2017

Aurinia
Pharmaceuticals

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR
ENDED DECEMBER 31, 2017
In this Management’s Discussion and Analysis of Financial Condition and Results of Operations ("MD&A"), unless the context otherwise requires, references to “we”, “us”, “our” or similar terms, as well as references to “Aurinia” or the “Company”, refer to Aurinia Pharmaceuticals Inc., together with our subsidiaries.
The following MD&A provides information on the activities of Aurinia on a consolidated basis and should be read in conjunction with our audited consolidated financial statements and accompanying notes for the year ended December 31, 2017 and our annual MD&A and audited financial statements for the year ended December 31, 2016. All amounts are expressed in United States (US) dollars unless otherwise stated. Dollar amounts in tabular columns are expressed in thousands of US dollars. This document is current in all material respects as of March 13, 2018.
The financial information contained in this MD&A and in our audited consolidated financial statements has been prepared in accordance with International Financial Reporting Standards or IFRS as issued by the International Accounting Standards Board or IASB. The audited consolidated financial statements and MD&A have been reviewed and approved by our Audit Committee. This MD&A has been prepared with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, Aurinia is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those in the United States.
FORWARD-LOOKING STATEMENTS
A statement is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements may include words such as “anticipate”, “believe”, “intend”, “expect”, “goal”, “may”, “outlook”, “plan”, “seek”, “project”, “should”, “strive”, “target”, “could”, “continue”, “potential” and “estimated”, or the negative of such terms or comparable terminology. You should not place undue reliance on the forward-looking statements, particularly those concerning anticipated events relating to the development, clinical trials, regulatory approval, and marketing of our product and the timing or magnitude of those events, as they are inherently risky and uncertain.
Securities laws encourage companies to disclose forward-looking information so that investors can get a better understanding our future prospects and make informed investment decisions.
These forward-looking statements, made in this MD&A, may include, without limitation:

•	our belief that the Phase IIb lupus nephritis AURA- LV ("AURA") clinical trial had positive results;

•	our belief that we have sufficient cash resources to adequately fund operations through Phase III lupus nephritis ("AURORA") clinical trial results and regulatory submission;

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our belief that confirmatory data generated from the single AURORA clinical trial and the recently completed AURA clinical trial should support regulatory submissions in the United States, Europe and Japan and the timing of such, including the New Drug Application "NDA" submission in the United States;

•	our belief that recently granted formulation patents regarding the delivery of voclosporin to the ocular surface for conditions such as dry eye have the potential to be of therapeutic value;

•	our plans and expectations and the timing of commencement, enrollment, completion and release of results of clinical trials;

•	our current forecast for the cost of the AURORA clinical trial and the continuation study;

•	our intention to seek regulatory approvals in the United States, Europe and Japan for voclosporin and anticipated timing of receiving approval;

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our intention to demonstrate that voclosporin possesses pharmacologic properties with the potential to demonstrate best-in-class differentiation with first-in-class status for the treatment of lupus nephritis ("LN") outside of Japan;

•	our belief in voclosporin being potentially a best-in-class CNI (as defined below) with robust intellectual property exclusivity and the benefits over existing commercially available CNIs;

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our belief that voclosporin has further potential to be effectively used across a range of therapeutic autoimmune areas including focal segmental glomerulosclerosis ("FSGS"), and keratoconjunctivitis sicca ("Dry Eye Syndrome" or "DES");

•	our intention to initiate a Phase II clinical trial for voclosporin in FSGS patients and the timing for commencement and for data availability for the same;

•	our intention to commence a Phase IIa tolerability study of voclosporin ophthalmic solution ("VOS") and the timing for commencement and for data availability for the same;

•	statements concerning the anticipated commercial potential of voclosporin for the treatment of LN, FSGS and DES;

•	our belief that the expansion of the renal franchise could create significant value for shareholders;

•	our intention to use the net proceeds from financings for various purposes;

•	our belief that Aurinia’s current financial resources are sufficient to fund all existing programs, the new indication expansion and new product development work and supporting operations into 2020.

•	our plans to generate future revenues from products licensed to pharmaceutical and biotechnology companies;

•	statements concerning partnership activities and health regulatory discussions;

•	statements concerning the potential market for voclosporin;

•	our ability to take advantage of financing opportunities if and when needed;

•	our belief that VOS has the potential to compete in the multi-billion-dollar human prescription dry eye market; and

•	our intention to seek additional corporate alliances and collaborative agreements to support the commercialization and development of our product.
Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based on a number of estimates and assumptions that, while considered reasonable by management, as at the date of such statements, are inherently subject to significant business, economic, competitive, political, regulatory, legal, scientific and social uncertainties and contingencies, many of which, with respect to future events, are subject to change. The factors and assumptions used by management to develop such forward-looking statements include, but are not limited to:

•	the assumption that we will be able to obtain approval from regulatory agencies on executable development programs with parameters that are satisfactory to us;

•	the assumption that recruitment to clinical trials will occur as projected;

•
the assumption that we will successfully complete our clinical programs on a timely basis, including conducting the required AURORA clinical trial and meet regulatory requirements for approval of marketing authorization applications and new drug approvals, as well as favourable product labeling;

•	the assumption that the planned studies will achieve positive results;

•	the assumptions regarding the costs and expenses associated with Aurinia’s clinical trials;

•	the assumption the regulatory requirements and commitments will be maintained;

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the assumption that we will be able to meet Good Manufacturing Practice (“GMP”) standards and manufacture and secure a sufficient supply of voclosporin on a timely basis to successfully complete the development and commercialization of voclosporin;

•	the assumptions on the market value for the LN program;

•	the assumption that our patent portfolio is sufficient and valid;

•	the assumption that we will be able to extend our patents on terms acceptable to us;

•	the assumptions on the market;

•	the assumption that there is a potential commercial value for other indications for voclosporin;

•	the assumption that market data and reports reviewed by us are accurate;

•	the assumption that another company will not create a substantial competitive product for Aurinia’s LN business without violating Aurinia’s intellectual property rights;

•	the assumptions on the burn rate of Aurinia’s cash for operations;

•	the assumption that our current good relationships with our suppliers, service providers and other third parties will be maintained;

•	the assumption that we will be able to attract and retain a sufficient amount of skilled staff and/or

•	the assumptions relating to the capital required to fund operations through AURORA clinical trial results and regulatory submission.
It is important to know that:

•
actual results could be materially different from what we expect if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, we cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements.

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forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on our business. For example, they do not include the effect of mergers, acquisitions, other business combinations or transactions, dispositions, sales of assets, asset write-downs or other charges announced or occurring after the forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them. Accordingly, the expected impact cannot be meaningfully described in the abstract or presented in the same manner as known risks affecting our business.

The factors discussed below and other considerations discussed in the “Risk Factors” section of this Prospectus could cause our actual results to differ significantly from those contained in any forward-looking statements.
Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to differ materially from any assumptions, further results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause such differences include, among other things, the following:

•	the need for additional capital in the longer term to fund our development programs and the effect of capital market conditions and other factors on capital availability;

•	difficulties, delays, or failures we may experience in the conduct of and reporting of results of our clinical trials for voclosporin;

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difficulties in meeting GMP standards and the manufacturing and securing a sufficient supply of voclosporin on a timely basis to successfully complete the development and commercialization of voclosporin;

•	difficulties, delays or failures in obtaining regulatory approvals for the initiation of clinical trials;

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difficulties in gaining alignment among the key regulatory jurisdictions, European Medicines Agency, Food and Drug Administration ("FDA") and Pharmaceutical and Medical Devices Agency, which may require further clinical activities;

•	difficulties, delays or failures in obtaining regulatory approvals to market voclosporin;

•	not being able to extend our patent portfolio for voclosporin;

•	difficulties we may experience in completing the development and commercialization of voclosporin;

•	the market for the LN business may not be as we have estimated;

•	insufficient acceptance of and demand for voclosporin;

•	difficulties obtaining adequate reimbursements from third party payors;

•	difficulties obtaining formulary acceptance;

•	competitors may arise with similar products;

•	product liability, patent infringement and other civil litigation;

•	injunctions, court orders, regulatory and other enforcement actions;

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we may have to pay unanticipated expenses, and/or estimated costs for clinical trials or operations may be underestimated, resulting in our having to make additional expenditures to achieve our current goals;

•	difficulties, restrictions, delays, or failures in obtaining appropriate reimbursement from payers for voclosporin; and/or

•	difficulties we may experience in identifying and successfully securing appropriate vendors to support the development and commercialization of our product.
Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. These forward-looking statements are made as of the date hereof and we disclaim any intention and have no obligation or responsibility, except as require by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
For additional information on risks and uncertainties in respect of the Company and our business, please see the "Risks and Uncertainties" section of this MD&A. Although we believe that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements or information because we can give no assurance that such expectations will prove to be correct.
Additional information related to Aurinia, including its most recent Annual Information Form ("AIF"), is available by accessing the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval ("SEDAR") website at www.sedar.com or the U.S. Securities and Exchange Commission’s ("SEC") Electronic Document Gathering and Retrieval System ("EDGAR") website at www.sec.gov/edgar.

OVERVIEW
THE COMPANY
Corporate Structure
Name, Address and Incorporation
Aurinia is a clinical stage biopharmaceutical company with its head office located at #1203-4464 Markham Street, Victoria, British Columbia V8Z 7X8 where our clinical, regulatory and business development functions are conducted. Aurinia has its registered office located at #201, 17904-105 Avenue, Edmonton, Alberta T5S 2H5 where the finance function is performed.
Aurinia Pharmaceuticals Inc. is organized under the Business Corporations Act (Alberta). Our common shares are currently listed and traded on the NASDAQ Global Market ("NASDAQ") under the symbol "AUPH" and on the Toronto Stock Exchange ("TSX") under the symbol "AUP". Our primary business is the development of a therapeutic drug to treat autoimmune diseases, in particular LN.
We have the following wholly-owned subsidiaries: Aurinia Pharma U.S., Inc., (Delaware incorporated) and Aurinia Pharma Limited (UK incorporated). Our wholly owned subsidiary, Aurinia Pharma Corp, was wound up into Aurinia Pharmaceuticals Inc. and dissolved on November 30, 2017.

BUSINESS OF THE COMPANY
We are focused on the development of our novel therapeutic immunomodulating drug candidate, voclosporin, for the treatment of LN, FSGS and DES. Voclosporin is a next generation calcineurin inhibitor ("CNI") which has clinical data in over 2,400 patients across multiple indications. It has also been previously studied in kidney rejection following transplantation, psoriasis and in various forms of uveitis (an ophthalmic disease).
Legacy CNIs have demonstrated efficacy for a number of conditions, including LN, transplant, DES and other autoimmune diseases; however, side effects exist which can limit their long-term use and tolerability. Some clinical complications of legacy CNIs include hypertension, hyperlipidemia, diabetes, and both acute and chronic nephrotoxicity.
Voclosporin is an immunosuppressant, with a synergistic and dual mechanism of action that has the potential to improve near and long-term outcomes in LN when added to mycophenolate mofetil ("MMF"), although not approved for such, the current standard of care for LN. By inhibiting calcineurin, voclosporin reduces cytokine activation and blocks interleukin IL-2 expression and T-cell mediated immune responses. Voclosporin also potentially stabilizes disease modifying podocytes, which protects against proteinuria. Voclosporin is made by a modification of a single amino acid of the cyclosporine molecule which has shown a more predictable pharmacokinetic and pharmacodynamic relationship, an increase in potency, an altered metabolic profile, and easier dosing without the need for therapeutic drug monitoring. Clinical doses of voclosporin studied to date range from 13 - 70 mg BID. The mechanism of action of voclosporin, a CNI, has been validated with certain first generation CNIs for the prevention of rejection in patients undergoing solid organ transplants and in several autoimmune indications, including dermatitis, keratoconjunctivitis sicca, psoriasis, rheumatoid arthritis, and for LN in Japan. We believe that voclosporin possesses pharmacologic properties with the potential to demonstrate best-in-class differentiation with first-in-class regulatory approval status for the treatment of LN outside of Japan.
Based on published data, we believe the key potential benefits of voclosporin in the treatment of LN are as follows:

•	increased potency compared to cyclosporine A, allowing lower dosing requirements and fewer off target effects;

•	limited inter and intra patient variability, allowing for easier dosing without the need for therapeutic drug monitoring;

•	less cholesterolemia and triglyceridemia than cyclosporine A; and

•	limited incidence of glucose intolerance and diabetes at therapeutic doses compared to tacrolimus.

Our target launch date for voclosporin as a treatment for LN is late 2020 or early 2021.
Lupus Nephritis
LN is an inflammation of the kidney caused by systemic lupus erythematosus ("SLE") and represents a serious manifestation of SLE. SLE is a chronic, complex and often disabling disorder. SLE is highly heterogeneous, affecting a wide range of organs and tissue systems. Unlike SLE, LN has straightforward disease measures (readily assessable and easily identified by specialty treaters) where an early response correlates with long-term outcomes, measured by proteinuria. In patients with LN, renal damage results in proteinuria and/or hematuria and a decrease in renal function as evidenced by reduced estimated glomerular filtration rate ("eGFR"), and increased serum creatinine levels. eGFR is assessed through the Chronic Kidney Disease Epidemiology Collaboration equation. Rapid control and reduction of proteinuria in LN patients measured at 6 months shows a reduction in the need for dialysis at 10 years (Chen et al., Clin J. Am Soc Neph., 2008). LN can be debilitating and costly and if poorly controlled, can lead to permanent and irreversible tissue damage within the kidney. Recent literature suggests severe LN progresses to end-stage renal disease ("ESRD"), within 15 years of diagnosis in 10%-30% of patients, thus making LN a serious and potentially life-threatening condition. SLE patients with renal damage have a 14-fold increased risk of premature death, while SLE patients with ESRD have a greater than 60-fold increased risk of premature death. Mean annual cost for patients (both direct and indirect) with SLE (with no nephritis) have been estimated to exceed $20,000 per patient, while the mean annual cost for patients (both direct and indirect) with LN who progress to intermittent ESRD have been estimated to exceed $60,000 per patient (Carls et al., JOEM., Volume 51, No. 1, January 2009).
FSGS
FSGS is a lesion characterized by persistent scarring identified by biopsy and proteinuria. FSGS is a cause of Nephrotic Syndrome ("NS") and is characterized by high morbidity. NS is a collection of symptoms that indicate kidney damage, including: large amounts of protein in the urine; low levels of albumin and higher than normal fat and cholesterol levels in the blood, and edema. Similar to LN, early clinical response and reduction of proteinuria is thought to be critical to long-term kidney health and outcomes.
FSGS is likely the most common primary glomerulopathy and the most common primary glomerulopathy leading to ESRD. The incidence of FSGS and ESRD due to FSGS are increasing as time goes on. Precise estimates of incidence and prevalence are difficult to determine. According to NephCure Kidney International, more than 5400 patients are diagnosed with FSGS every year; however, this is considered an underestimate because a limited number of biopsies are performed. The number of FSGS cases are rising more than any other cause of NS and the incidence of FSGS is increasing through disease awareness and improved diagnosis.  FSGS occurs more frequently in adults than in children and is most prevalent in adults 45 years or older. FSGS is most common in people of African American and Asian descent. It has been shown that the control of proteinuria is important for long-term dialysis-free survival of these patients. Currently, there are no approved therapies for FSGS in the United States and Europe.
DES
DES, or keratoconjunctivitis sicca, is a chronic disease in which a lack of moisture and lubrication on the eye’s surface results in irritation and inflammation of the eye. DES is a multifactorial, heterogeneous disease estimated to affect greater than 20 million people in the United States (Market Scope, 2010 Comprehensive Report on The Global Dry Eye Products Market).

STRATEGY
Our business strategy is to optimize the clinical and commercial value of voclosporin and become a global biopharma company with a focused renal autoimmune franchise.
The key elements of our corporate strategy include:

•	Advancing voclosporin through a robust AURORA clinical trial with anticipated completion of this trial in the fourth quarter of 2019;

•	Initiating a Phase II proof of concept trial for the additional renal indication of FSGS;

•	Evaluate other voclosporin indications - while we intend to deploy our majority of operational and financial resources to develop voclosporin for LN; and

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Upon completion of the Phase IIa tolerability study of VOS, we will look at all options to create value with our proprietary nanomicellar ocular formulation of voclosporin in the human health field including, but not limited to, further development, out-licensing or divestiture while remaining focused on our Nephrology efforts.

CORPORATE AND CLINICAL DEVELOPMENTS IN 2017
March 2017 Public offering
On March 20, 2017, we completed an underwritten public offering of 25.65 million common shares, which included 3.35 million common shares issued pursuant to the full exercise of the underwriters’ overallotment option to purchase additional common shares (the "March Offering"). The common shares were sold at a public offering price of $6.75 per share. The gross proceeds from the March Offering were $173.10 million before deducting the 6% underwriting commission and other offering expenses which totaled $10.78 million. Leerink Partners LLC and Cantor Fitzgerald & Co. acted as joint book-running managers for the March Offering. The Offering was made pursuant to a U.S. registration statement on Form F-10, declared effective by the United States Securities and Exchange Commission (the “SEC”) on November 5, 2015 (the “Registration Statement”), and the Company’s existing Canadian short form base shelf prospectus (the “Base Shelf Prospectus”) dated October 16, 2015. The prospectus supplements relating to the Offering (together with the Base Shelf Prospectus and the Registration Statement, the “Offering Documents”) were filed with the securities commissions in the provinces of British Columbia, Alberta and Ontario in Canada, and with the SEC in the United States.
We intend to use the net proceeds of the March Offering for research and development ("R&D") activities, including the AURORA clinical trial activities and working capital purposes.
AURORA Clinical Trial
We achieved a significant milestone in the second quarter of 2017 with the initiation of patient randomization for our AURORA clinical trial.
We currently have 201 clinical trial sites activated and able to enroll patients around the globe. We are actively recruiting the clinical trial and our clinical team is focused on initiating the remaining sites. An aggressive patient recruitment program for this trial is ongoing. We are making the necessary investments now to ensure the team has the tools to execute a successful clinical trial. Based on an eighteen-month enrollment period, we believe AURORA is on track to complete enrollment in the fourth quarter of 2018. Topline data from AURORA is expected in late 2019. We believe the totality of data from both the AURORA and AURA clinical trials can potentially serve as the basis for a NDA submission following a successful completion of the AURORA clinical trial. Additionally, under voclosporin’s fast-track designation, we intend to utilize a rolling NDA process. We are actively putting together a NDA and intend to submit the first module (the non-clinical module) in the second half of 2018. We plan to submit the Chemistry, Manufacturing, and Controls module in the first half of 2019, and the clinical module in the first half of 2020.
The AURORA clinical trial is a global 52-week double-blind, placebo-controlled study of 324 patients to evaluate whether voclosporin added to standard of care can increase overall renal response rates in the presence of low dose steroids.
Patients will be randomized 1:1 to either of 23.7 mg voclosporin administered twice a day ("BID") and mycophenolate mofetil ("MMF") or MMF and placebo, with both arms receiving a rapid oral corticosteroid taper. As in the AURA clinical trial, the study population in AURORA will be comprised of patients with biopsy proven active LN who will be evaluated on the primary efficacy endpoint of complete remission, or renal response, at 52 weeks, a composite which includes:

•	urine protein-creatinine ratio (“UPCR”) of ≤0.5mg/mg;

•	normal, stable renal function (≥60 mL/min/1.73m2 or no confirmed decrease from baseline in eGFR of >20%);

•	presence of sustained, low dose steroids (≤10mg prednisone from week 16-24) and;

•	no administration of rescue medications.

Our current forecast is that the AURORA clinical trial will cost approximately $53 million to complete.
Patients completing the AURORA trial will then have the option to roll-over into a 104-week blinded continuation study. The data from the continuation study will allow us to assess long-term outcomes in LN patients that will be valuable in a post-marketing setting in addition to future interactions with various regulatory authorities. The current estimate of the clinical cost of the continuation study is in the range of $20 million to $25 million spread out over approximately the next three years. This continuation study is not required for NDA submission for voclosporin in LN.

In order to complete the clinical dossier, we will also commence a confirmatory drug-drug interaction study ("DDI Study") between voclosporin and MMF in 2018. In addition, we will conduct a pediatric study post-approval.
New Voclosporin Indications - FSGS and Dry Eye Syndrome
On October 20, 2017, we announced our plans to expand our voclosporin renal franchise to include FSGS and minimal change disease (“MCD”). Additionally, we announced plans to evaluate our proprietary nanomicellar VOS for the treatment of DES. Following our pre-IND meeting that took place with the U.S. Food & Drug Administration’s Division of Cardiovascular and Renal Products (DCaRP) in February 2018, it was decided that we would pursue FSGS as a single indication for voclosporin rather than combining it with MCD. The advancement of these new indications, in addition to LN, represents an expansion of our strategy, pipeline and commercial opportunities.
Our clinical data in LN demonstrated that voclosporin decreased proteinuria, which is also an important disease marker for FSGS. Furthermore, voclosporin appears to demonstrate a more predictable pharmacology and an improved lipid and metabolic profile over legacy calcineurin inhibitors, which have shown efficacy in treating autoimmune disorders similar to those we are targeting. We plan to initiate a Phase II proof of concept clinical trial for voclosporin in FSGS in the second quarter of 2018.  Interim data readouts will depend on the rate of trial recruitment and could begin in late 2018/first half of 2019.
Additionally, we plan to initiate a Phase IIa tolerability study of VOS versus the standard of care for the treatment of DES by the end of the second quarter of 2018, with data available in the second half of 2018. CNIs are a mainstay in the treatment for DES, and the goal of this program is to develop a best-in-class CNI for the treatment of DES.
The topical formulation, VOS, has shown evidence of efficacy in our partnered canine studies and in a small human Phase I study (n=35), supporting its development for the treatment of DES. Animal safety toxicology studies were previously completed in rabbit and dog models, and additional animal safety toxicology studies are planned.
Completed preclinical and human Phase Ib studies using our nanomicellar VOS formulation have shown encouraging results in terms of delivery of active drug to the target tissues of the eye. The nanomicellar formulation enables high concentrations of voclosporin to be incorporated into a preservative-free solution for local delivery to the ocular surface. This has been shown to potentially improve efficacy, dosing frequency and tolerability versus the current treatments for DES. We therefore believe VOS has a differentiated product profile with long patent life that has the potential to compete in the multi-billion-dollar human prescription dry eye market.
AURA-LV (Phase II) 48-Week Results
During the first half of 2017, we released and presented 48-week data for AURA-LV, our Phase II trial evaluating voclosporin for the treatment of LN. At 48 weeks, the trial met its complete and partial remission ("CR"/"PR") endpoints and, key pre-specified secondary endpoints, including: time to CR and PR (speed of remission); reduction in Systemic Lupus Erythematosus Disease Activity Index or SLEDAI score; and reduction in urine protein creatinine ratio ("UPCR"). Notably, of the patients that achieved CR at 24 weeks, in the low-dose voclosporin group, 100% remained in CR at 48 weeks, which demonstrates durability of clinical response and patients on voclosporin stayed in remission approximately twice the amount of time as those in the control group. Additionally, this improved efficacy was attained while maintaining stable serum magnesium, potassium and blood pressure levels. Well-known side effects with other calcineurin inhibitors at their effective dose include hypomagnesemia and hyperkalemia, which are associated with renal impairment and require monitoring or intervention. Each arm of the trial included the current standard of care of MMF as background therapy and a rapid steroid taper to 5mg/day by week 8 and 2.5mg by week 16.

The 24 and 48-week efficacy results are summarized below:

Endpoint	Treatment	24 weeks	P-value*	48 weeks	P-value*
Complete Remission (CR)	23.7mg VCS BID	33%	p=.045	49%	p<.001
	39.5mg VCS BID	27%	p=.204	40%	p=.026
	Control Arm	19%	NA	24%	NA
Partial Remission (PR)	23.7mg VCS BID	70%	p=.007	68%	p=.007
	39.5mg VCS BID	66%	p=.024	72%	p=.002
	Control Arm	49%	NA	48%	NA
Time to CR (TTCR) [median]	23.7mg VCS BID	19.7 weeks	p<.001	19.7 weeks	p<.001
	39.5mg VCS BID	23.4 weeks	p=.001	23.4 weeks	p<.001
	Control Arm	NA	NA	NA	NA
Time to PR (TTPR) [median]	23.7mg VCS BID	4.1 weeks	p=.002	4.3 weeks	p=.005
	39.5mg VCS BID	4.4 weeks	P=.003	4.4 weeks	p=.002
	Control Arm	6.6 weeks	NA	6.6 weeks	NA
SLEDAI Reduction (non-renal lupus)	23.7mg VCS BID	-6.3	p=.003	-7.9	p<.001
	39.5mg VCS BID	-7.1	p=.003	-8.3	p<.001
	Control Arm	-4.5	NA	-5.3	NA
Reduction in UPCR	23.7mg VCS BID	-3.769 mg/mg	p<.001	-3.998 mg/mg	p<.001
	39.5mg VCS BID	-2.792 mg/mg	p=.006	-2.993 mg/mg	p=.008
	Control Arm	-2.216 mg/mg	NA	-2.384 mg/mg	NA
Note: “VCS” means voclosporin *All p-values are vs control
The results of the AURA clinical trial at 48 weeks demonstrate the highest complete remission rate of any global LN study of which we are aware, although we note that the criteria to measure remission differs among various studies. The below chart compares the results of the AURA clinical trial vs. the other global LN studies of which we are aware.

Name of Global Study	Number of weeks	Criteria to Measure Remission and Response Rate	Results
Efficacy and Safety of Ocrelizumab in Active Proliferative Lupus Nephritis	48 weeks	UP:CR(gm/gm) < .5 SCr ≤ 25% increase from baseline Steroid taper (not enforced)	Control = 34.7% LD OCR = 42.7% (NS) HD OCR = 32.5% (NS)
	24 weeks	UP:CR(gm/gm) ≤ .5 Normal eGFR Normal Urinalysis Steroid taper (not enforced)	MMF = 8.6% (NS) IVC = 8.1% (NS)
	52 weeks	UP:CR(gm/gm) ≤ .26 eGFR within 10% of screening/baseline Normal Urinalysis Criteria to be met on 2 successive visits No mandated steroid taper	Control = 8.0% LD ABT = 11.1% (NS) HD ABT = 9.1% (NS)
AURA-LV: Aurinia Urine Protein Reduction in Active Lupus Nephritis Study	24 and 48 weeks	UP:CR(gm/gm) ≤ .5 No decrease in eGFR ≥ 20% No use of rescue medications Forced steroid taper	24 weeks Control = 19.3% LD Voc=32.6% (p=.045) HD Voc = 27.3% (NS)	48 weeks Control = 23.9% LD Voc = 49.4% (p<.001) HD Voc = 39.8% (p=.026)
No new safety signals were observed with the use of voclosporin in LN patients, and voclosporin was well-tolerated over a 48-week period. The overall safety profile is consistent with the expectations for the class of drug, the patient population and concomitant therapies. Thirteen (13) deaths were reported during the AURA clinical trial, a pattern which is consistent with other global active LN studies. Eleven (11) of the thirteen (13) deaths occurred at sites with compromised access to standard of care, and patients who died had a statistically different clinical baseline picture, demonstrating a more severe form of LN, potential comorbid conditions, and poor nutrition. Furthermore, in the voclosporin arms, the renal function as measured by corrected eGFR was stable and not significantly different from the control arm after 48 weeks of treatment. Mean blood pressure was also similar between all treatment groups.
A summary of treatment emergent adverse events ("TEAEs"), study withdrawals and drug discontinuations are below, which are consistent with other clinical trials evaluating immunosuppressive therapies.

TEAEs, Drug Discontinuation & Study Withdrawals	Control N=88 n (%)	VCS 23.7 mg BID N=89 n (%)	VCS 39.5mg BID N=88 n (%)
Any TEAE	78 (88.6)	82 (92.1)	85 (96.6)
Any Serious TEAE	17 (19.3)	25 (28.1)	22 (25.0)
Any TEAE with Outcome of Death[1]	4 (4.5)	10 (11.2)	2 (2.3)
Any Treatment-Related TEAE	15 (17.0)	45 (50.6)	55 (62.5)
Any Serious Treatment-Related TEAE	1 (1.1)	4 (4.5)	7 (8.0)
Any AE leading to study drug discontinuation	9 (10.2)	16 (18.0)	14 (15.9)
Any AE leading to study drug discontinuation (excluding deaths)	8 (9.1)	11 (12.4)	13 (14.8)
Study Withdrawals	18 (20)	16 (18.0)	8 (9.1)
1. Data includes three placebo-randomized subjects that died post-study completion.

On June 4, 2017 and June 14, 2017, we presented additional data from the AURA trial in LN during the 54th European Renal Association-European Dialysis and Transplant Association Congress (ERA-EDTA 2017) and the European Annual Congress of Rheumatology (EULAR 2017).
As previously reported, treatment with low dose voclosporin showed statistically improved efficacy over the control arm at 24 and 48 weeks. The data presented at ERA-EDTA 2017 demonstrated this improved efficacy was attained while maintaining stable serum magnesium, potassium and blood pressure levels. Well-known side effects with other calcineurin inhibitors at their effective dose include hypomagnesemia and hyperkalemia, which are associated with renal impairment and require monitoring or intervention.
The data presented at EULAR 2017 demonstrated that over the course of the 48-week trial, patients on voclosporin stayed in remission approximately twice the amount of time as those in the control group.
The analysis of additional data after April 20, 2017 identified that two non-key secondary endpoints: urine sediment, which describes analysis of active urinary sediment at each visit; and comparison of C3 and C4 levels between study arms, did not demonstrate statistical significance between arms. The urine sediment endpoint was not statistically different as there was too few data to demonstrate a difference. C3 and C4 levels are non-specific markers of general lupus disease activity. Rises in C3 and C4 were seen in all arms indicating disease improvement though no significant difference was observed between treatment arms.
To summarize, in addition to the trial meeting its complete and partial remission ("CR"/"PR") endpoints at 48 weeks, all key pre-specified secondary endpoints were also met at 48 weeks.
Merck Animal Health agreement for Nanomicellar Formulation of voclosporin for treatment of canine Dry Eye Syndrome
Throughout the past year, Merck Animal Health ("MAH") conducted proof of concept research in dogs suffering from DES. Based on this research, MAH entered into an agreement with us on April 17, 2017 whereby we granted them worldwide rights to develop and commercialize our patented nanomicellar VOS for the treatment of DES in dogs (the "MAH Agreement"). Under the terms of the agreement, we received a technology access fee of $300,000 in 2017 and are eligible to receive further payments based on certain development and sales milestones, royalties based on Merck’s global VOS product sales and drug product sales to MAH. We do not consider the MAH Agreement to be material to us or our operations.
Changes to Board and Management
On February 21, 2018 we appointed Michael Hayden, CM, OBC, MB, ChB, PhD, FRCP (C), FRSC to our board of directors (the "Board"). Dr. Hayden was most recently the President of Global R&D and Chief Scientific Officer at Teva Pharmaceutical Industries Ltd. Dr. Hayden is the co-founder of three biotechnology companies, including Aspreva, and currently sits on several boards. Dr. Hayden is a celebrated researcher, having focused his research primarily on genetic diseases.
On February 7, 2018 we appointed Joseph P. "Jay" Hagan to our Board. Mr. Hagan is currently the President and Chief Executive Officer of Regulus Therapeutics, having previously held the positions of Chief Operating Officer, Principal Financial Officer and Principal Accounting Officer.
On May 9, 2017, we appointed George M. Milne Jr., PhD to our Board. Prior to his retirement, Dr. Milne served as Executive Vice President of Global Research and Development and President of Worldwide Strategic and Operations Management at Pfizer. Dr. Milne serves on multiple corporate boards including Charles River Laboratories, where he is the lead director, and Amylyx Pharmaceuticals, and is a Venture Partner at Radius Ventures. On May 8, 2017, Dr. Gregory Ayers resigned from our Board.

On July 3, 2017, we hired Erik Eglite, DPM, JD, MBA as Senior Vice President, General Counsel & Chief Corporate Compliance Officer. Prior to joining Aurinia, Erik was Vice President, Chief Compliance Officer and Corporate Counsel for Marathon Pharmaceuticals and Vice President, Chief Compliance Officer and Corporate Counsel for Lundbeck Pharmaceuticals. Prior to that, he was Vice President, Chief Compliance Officer and Corporate Counsel for Ovation Pharmaceuticals and Global Chief Compliance Officer, Corporate Counsel for Aspreva Pharmaceuticals. Erik has been involved with the clinical development, launch and commercialization of 12 drugs and drug programs. He is also a licensed podiatric physician and surgeon.
On April 17, 2017, we hired Simrat Randhawa MD, MBA, as Head of Medical Affairs. Simrat brings over 20 years of experience to Aurinia across clinical practice, medical affairs and business development. For the past 10 years, he has held a number of senior leadership roles in commercial and medical affairs within large and small pharmaceutical companies. During this time, Simrat served as the medical lead for Novartis' Multiple Sclerosis (MS) franchise, where he played an integral role in establishing Gilenya® as the first oral therapy for the treatment of relapsing MS. Most recently he was the global medical affairs lead at BioMarin Pharmaceuticals for MPS, Duchenne Muscular Dystrophy and Hemophilia.
On February 6, 2017, we appointed Dr. Richard M. Glickman LLD (Hon), our founder and Chairman of the Board, as our Chairman and Chief Executive Officer. The Board accepted the resignation of Charles Rowland as Chief Executive Officer and an executive member of the Board.

RESULTS OF OPERATIONS
For the year ended December 31, 2017, we reported a consolidated net loss of $70.79 million or $0.92 loss per common share, as compared to a consolidated net loss of $23.30 million or $0.66 loss per common share for the year ended December 31, 2016.
We recorded an increase in the estimated fair value of derivative warrant liabilities of $23.92 million in 2017 which increased the consolidated net loss for the year ended December 31, 2017, whereas we had recorded a decrease in the estimated fair value of derivative warrant liabilities of $1.73 million in 2016 which reduced the net loss in 2016.
After adjusting for the non-cash impact of the revaluation of the warrant liabilities, the net loss from operations for the year ended December 31, 2017 was $46.87 million compared to $25.03 million for the year ended December 31, 2016. The higher net loss before the increase in estimated fair value of derivative warrant liabilities in 2017 was due primarily to increases in R&D and corporate, administration and business development expenses for the year ended December 31, 2017. We experienced higher activity levels attributable to our AURORA clinical trial and our transition towards becoming a commercialized global biopharma company.
Licensing Revenue
We recorded licensing revenue of $418,000 for the year ended December 31, 2017 compared to $118,000 for the year ended December 31, 2016. The increase in licensing revenue was the result of receiving $300,000 from MAH in 2017. Under the terms of the MAH Agreement, we received an Technology Access fee of $300,000. We also recorded $118,000 in 2017 (2016 - $118,000) as licensing revenue from the ongoing straight line amortization of deferred revenue related to an upfront license payment of $1.5 million received in 2010 pursuant to the 3SBio, Inc. license agreement.
R&D expenses
R&D expenses increased to $33.93 million for the year ended December 31, 2017 compared to $14.53 million for the year ended December 31, 2016.
The increase in R&D expenses primarily reflected the commencement of and ramp up of the AURORA clinical trial and activities in 2017, whereas the expenses in 2016 primarily reflected AURA Phase 2 clinical trial completion costs and planning costs for AURORA. Direct AURORA trial costs were $24.15 million in 2017 compared to $3.05 million in 2016.
Clinical Research Organizations ("CRO"s) and other third party clinical trial expenses were $21.63 million for the year ended December 31, 2017 compared to $10.18 million for 2016. The increased costs primarily reflect CRO costs, including service fees and pass-through costs related to the AURORA trial.
We incurred drug supply and distribution costs of $7.12 million for the year ended December 31, 2017 compared to $1.8 million for 2016. The increase in these costs primarily reflected an expense of $3.17 million in 2017 to manufacture drug product (“API”). In addition, we incurred costs for encapsulating, packaging and distribution of the drug supply for the AURORA trial, whereas the comparative figures for 2016 were primarily composed of drug distribution costs for the AURA trial.
Salaries, incentive pay and employee benefits increased to $3.07 million for the year ended December 31, 2017 compared to $1.62 million for the year ended December 31, 2016. The increase reflected the hiring of nine additional R&D employees required for the AURORA program, annual salary increases for employees and higher incentive pay accruals based on the achievement of 2017 corporate and personal objectives at a higher rate in 2017 as compared to those achieved in 2016.
We recorded non-cash stock compensation expense of $993,000 for the year ended December 31, 2017 compared to $330,000 for 2016. See stock-based compensation expense section below for more details.

Other expenses, which included items such as travel, clinical trial insurance, patent annuity and legal fees, phone and publications increased to $1.11 million for the year ended December 31, 2017 compared to $604,000 for the year ended December 31, 2016 respectively. The increase reflected higher expenses, particularly for travel, related to the AURORA program.
Corporate, administration and business development expenses
Corporate, administration and business development expenses increased to $12.10 million for the year ended December 31, 2017 compared to $6.97 million for 2016. The increase reflected higher activity levels in 2017.
Corporate, administration and business development expenses included non-cash stock-based compensation expense of $3.25 million for the year ended December 31, 2017 compared to $1.05 million for 2016. See the section on stock-based compensation expense below for more details.
Salaries, incentive pay, director fees and employee benefits were $4.24 million for the year ended December 31, 2017 compared to $2.90 million for 2016. The increase for the year ended December 31, 2017 reflected the hiring of four additional corporate and administration employees in 2017, higher incentive pay accruals in 2017 and salary increases for employees effective January 1, 2017.
Professional and consulting fees were $2.13 million for the year ended December 31, 2017 compared to $1.66 million in 2016. The increase in 2017 reflected higher investor and public relations consulting fees of $301,000, as we contracted the services of a public relations firm in 2017, and higher audit and legal fees due to higher activity levels in 2017 compared to 2016.
Rent, insurance, information technology, communications and other public company operating costs increased to $1.33 million for the year ended December 31, 2017 compared to $829,000 for the year ended December 31, 2016. The increases reflected overall higher activity levels, higher staff numbers, and higher director and officer insurance costs commensurate with conducting a Phase III clinical trial.
Travel, tradeshows and sponsorships expense increased to $1.16 million for the year ended December 31, 2017 compared to $522,000 for the year ended December 31, 2016. The increase in 2017 reflected an increase in tradeshows and sponsorship expense of $555,000 as we endeavored to increase our visibility in the field of LN and with investors.
Stock-based compensation expense
For stock option plan information and outstanding stock option details refer to note 11(c) of the audited consolidated financial statements for the year ended December 31, 2017.
We granted 2.73 million stock options for the year ended December 31, 2017 at a weighted average exercise price of $4.12 and 1.47 million stock options at a weighted average exercise price $2.68 for the year ended December 31, 2016.
Application of the fair value method resulted in charges to stock-based compensation expense of $4.24 million for the year ended December 31, 2017 (2016 – $1.38 million) with corresponding credits to contributed surplus. For the year ended December 31, 2017, stock compensation expense has been allocated to R&D expense in the amount of $993,000 (2016 – $330,000) and corporate, administration and business development expense in the amount of $3.25 million (2016 – $1.05 million).
The increase in stock-based compensation expense in 2017 compared to 2016 related to the following:

•	an increase in the number of options granted in 2017 due in part to options granted to 13 new employees hired in 2017; and

•
an increase in the weighted average of the fair value of the stock options granted to $2.79 per common share in 2017 from $1.47 in 2016 due to the increases, in 2017, in our share price and in the interest rate used in calculating the fair value.

Amortization of intangible assets
Amortization of intangible assets was consistent at $1.43 million for the year ended December 31, 2017 compared to $1.46 million recorded in 2016.
Other expense (income)
We recorded other income of $195,000 for the year ended December 31, 2017 compared to other expense of $2.21 million for the year ended December 31, 2016.
Other expense (income) included the following items:
Finance income of $702,000 for the year ended December 31, 2017 consisting of interest income of $1.04 million offset by a loss on sale of short term investments of $338,000 compared to $27,000 of interest income of the year ended December 31, 2016. The increase in interest income reflected the increase in our cash position as a result of completing the March 20, 2017 public offering.
Revaluation expense adjustments on long term contingent consideration to ILJIN of $502,000 for the year ended December 31, 2017 compared to $1.63 million for 2016. The contingent consideration is more fully discussed in note 9 to the audited consolidated financial statements for the year ended December 31, 2017.

Foreign exchange and other gain of $4,000 for the year ended December 31, 2017 compared to a foreign exchange and other loss of $26,000 in 2016.
We recorded an expense of $655,000 in 2016 related to share issue costs, incurred to complete the December 28, 2016 bought deal public offering, allocated to derivative warrants. There was no similar item in 2017.
Change in estimated fair value of derivative warrant liabilities
We recorded a non-cash increase in estimated fair value of derivative warrant liabilities of $23.92 million for the year ended December 31, 2017 compared to a non-cash decrease of $1.73 million for 2016. These revaluations fluctuate based primarily on the market price of our common shares. Derivative warrant liabilities are more fully discussed in the section “Critical estimates in applying the Company’s accounting policies” and note 10 to the consolidated financial statements for the year ended December 31, 2017.
In accordance with IFRS, a contract to issue a variable number of shares fails to meet the definition of equity and must instead be classified as a derivative liability and measured at fair value with changes in fair value recognized in the consolidated statements of operations and comprehensive loss at each period-end. To clarify, while we will settle these warrants only in shares in the future, accounting rules require that we show a liability because of the potential variability in the number of shares which may be issued if the cashless exercise option is used by the holder of the warrants under the specific situations discussed below.
The derivative warrant liabilities will ultimately be eliminated on the exercise or forfeiture of the warrants and will not result in any cash outlay by Company.
On December 28, 2016, we completed a $28.75 million bought deal public offering (the "December Offering"). Under the terms of the December Offering, we issued 12.78 million units at a subscription price per unit of $2.25, each unit consisting of one common share and one-half (0.50) of a common share purchase warrant (a "Warrant"), exercisable for a period of five years from the date of issuance at an exercise price of $3.00. Therefore, we issued 6.39 million Warrants. The holders of the Warrants issued pursuant to the December Offering may elect, if we do not have an effective registration statement registering the common shares underlying the Warrants, or the prospectus contained therein is not available for the issuance of the common shares underlying the Warrants to the holder, in lieu of exercising the Warrants for cash, a cashless exercise option to receive common shares equal to the fair value of the Warrants. This calculation is based on the number of Warrants to be exercised multiplied by the weighted average market price less the exercise price with the difference divided by the weighted average market price. If a Warrant holder exercises this option, there will be variability in the number of shares issued per Warrant. There can be no certainty that we will have an effective registration statement in place over the entire life of the Warrants and therefore, under IFRS we are required to record these Warrants as derivative warrant liabilities.
During 2017, we issued 2.87 million common shares upon the exercise of 2.87 million of these warrants receiving cash proceeds of $8.60 million. At December 31, 2017, there were 3.52 million Warrants outstanding.
On February 14, 2014, we completed a $52 million private placement (the "Private Placement"). Under the terms of the Private Placement, we issued 18.92 million units at a subscription price per unit of $2.7485, each unit consisting of one common share and one-quarter (0.25) of a common share purchase warrant (the "2014 Warrants"), exercisable for a period of five years from the date of issuance at an exercise price of $3.2204. The holders of the 2014 Warrants issued pursuant to the Private Placement may elect, in lieu of exercising the 2014 Warrants for cash, a cashless exercise option to receive common shares equal to the fair value of the 2014 Warrants based on the number of 2014 Warrants to be exercised multiplied by a five-day weighted average market price less the exercise price with the difference divided by the weighted average market price. If a 2014 Warrant holder exercises this option, there will be variability in the number of shares issued per Warrant.
We issued 1.15 million common shares upon the cashless exercise of 1.98 million 2014 Warrants in 2017 compared to 257,000 common shares upon the cashless exercise of 800,000 Warrants. In addition, one holder of 27,000 warrants exercised these warrants for cash and received 27,000 common shares and in return we received cash proceeds of $88,000.
At December 31, 2017, there were 1.74 million 2014 Warrants outstanding compared to 3.75 million Warrants outstanding as at December 31, 2016.

LIQUIDITY AND CAPITAL RESOURCES
At December 31, 2017, we had cash and short term investments on hand of $173.5 million compared to $39.65 million at December 31, 2016.
The increase in cash and short term investments reflected the completion of our underwritten public offering for gross proceeds of $173.10 million on March 20, 2017 as described in the Corporate and Clinical Developments section of this MD&A.
We are in the development stage and are devoting substantially all of our operational efforts and financial resources towards the clinical development of our late stage drug, voclosporin, which includes the completion of the AURORA trial. As at December 31, 2017, we had net working capital of $167.10 million compared to $33.49 million as at December 31, 2016. For the year ended December 31, 2017, we reported a loss of $70.79 million (December 31, 2016 - $23.30 million) and a cash outflow from operating activities of $41.17 million (December 31, 2016 - $18.71 million). As at December 31, 2017, we had an accumulated deficit of $351.84 million (December 31, 2016 - $281.05 million).
We believe that our cash position is sufficient to fund our existing LN program, our planned Phase II studies in FSGS and DES, and supporting operations into 2020. Our cash position provides funding to finish the AURORA trial with estimated costs to complete of approximately $53 million and complete the regulatory NDA submission with the FDA in early 2020 based on our current expected timelines. We will also be conducting a two-year continuation study with an estimated cost of approximately $17 million for the period into 2020. In addition, our cash will allow us to conduct our planned Phase II studies for voclosporin in FSGS and VOS for DES, and the drug-drug interaction study while also funding our supporting corporate, administration and business development activities and working capital needs during this period.
Sources and Uses of Cash:

	Year ended December 31, 2017 (in thousands)	Year ended December 31, 2016 (in thousands)	Increase (Decrease) (in thousands)
	$	$	$
Cash used in operating activities	(41,169)	(18,713)	(22,456)
Cash provided by (used in) investing activities	(8,003)	9,991	(17,994)
Cash provided by financing activities	175,152	42,615	132,537
Net increase (decrease) in cash and cash equivalents	125,980	33,893	92,087
Net cash used in operating activities in fiscal 2017 was $41.17 million, an increase of $22.46 million, from cash used in operating activities of $18.71 million in 2016. Cash used in operating activities in 2017 and 2016 was composed of net loss, add-backs or adjustments not involving cash, such as stock-based compensation and change in estimated fair value of derivative warrant liabilities and net change in other operating assets and liabilities including prepaid expenses, deposits and other and accounts payable and accrued liabilities. Cash used in operating activities in 2017 also included $2.15 million paid to ILJIN related to the contingent consideration liability as more fully discussed in note 9 to the audited consolidated financial statements for the year ended December 31, 2017.
Cash used in investing activities for the year ended December 31, 2017 was $8.00 million compared to cash generated from investing activities of $9.99 million for the year ended December 31, 2016. The change in these amounts primarily related to movements within our short term investment portfolio which was comprised of bonds and treasury notes.
Cash generated from financing activities for the year ended December 31, 2017 was $173.00 million compared to cash generated by financing activities of $42.62 million for the year ended December 31, 2016. Cash generated from financing activities for the year ended December 31, 2017 included net proceeds of $162.32 million from our March 20, 2017 financing.
We also received $8.92 million from the exercise of warrants and $3.91 million from the exercise of stock options for the year ended December 31, 2017 compared to $1.91 million for warrants and $107,000 for stock options in 2016.
Use of Financing Proceeds
2016 At-the-Market Facilities
In our fiscal year ended December 31, 2016, we received net proceeds of $7.82 million from two At-the-Market (“ATM”) facilities: the November ATM ($292,000) (the “November ATM”) and under a Controlled Equity Offering Sales Agreement dated July 22, 2016 with Cantor Fitzgerald & Co. ($7.53 million) (the “July ATM” and together with the November ATM the “2016 ATM Facilities”). The net proceeds from the 2016 ATM Facilities are to be used for working capital and corporate purposes.
December Offering
On December 28, 2016, we completed the December Offering for net proceeds of $26.14 million, the net proceeds of which are to be used to advance the clinical and non-clinical development of our lead drug, voclosporin, as a therapy for LN, and for working capital and corporate purposes

March Offering
On March 20, 2017, we completed the March Offering for net proceeds of $162.32 million, which are to be used for R&D activities and for working capital and corporate purposes.
A summary of the anticipated and actual use of net proceeds used to date from the above financings is set out in the table below.

Allocation of net proceeds	Total net proceeds from financings (in thousands)	Net proceeds used to date (in thousands)
	$	$
2016 ATM Facilities:
Corporate matters	7,821	7,821

December 28, 2016 Offering:
Clinical and non-clinical development of voclosporin	21,700	21,700
Working capital and corporate matters	4,442	1,028
Subtotal:	26,142	22,728

March 20, 2017 Offering:
R&D activities	123,400	8,390
Working capital and corporate matters	38,924	—
Subtotal:	162,324	8,390

Total:	196,287	38,939

To December 31, 2017, there have been no material variances from how we disclosed we were going to use the proceeds from the above noted offerings and thus, no material impact on its ability to achieve our business objectives and milestones. As noted in the table above, we have yet to deploy a significant amount of the funds raised in the March 20, 2017 offering as they are allocated mainly to ongoing costs associated with our Phase III program, including the AURORA clinical trial, for voclosporin in LN.

CONTRACTUAL OBLIGATIONS
We have the following contractual obligations as at December 31, 2017:

	Total (in thousands)	Less than one year (in thousands)	One to three years (in thousands)	Four to five years (in thousands)	More than five years (in thousands)
	$	$	$	$	$
Operating lease obligations (1)	208	152	56	—	—
Purchase obligations (2)	5,914	3,198	2,716	—	—
Accounts payable and accrued liabilities	7,959	7,959	—	—	—
Contingent consideration to ILJIN (3)	3,792	73	1,365	2,354	—
Total	17,873	11,382	4,137	2,354	—

(1)	Operating lease obligations are comprised of the future minimum lease payments for our premises.

(2)
We have entered into contractual obligations for services and materials required for the AURORA clinical trial, drug supply other R&D projects activities. The purchase obligations presented represent the minimum amount to exit our contractual commitments.

(3)	Contingent consideration to ILJIN is described in note 9 to the consolidated audited financial statements for the year ended December 31, 2017.
As at December 31, 2017 we are party to agreements with CROs and a central laboratory and other third party service providers providing services to us for the AURORA trial, drug supply and other R&D activities. Corresponding anticipated expenses over the next twelve months total approximately $30 - $40 million.

RELATED PARTY TRANSACTIONS
Related parties
Compensation of key management
Key management includes directors and officers of the Company. Compensation awarded to key management was composed of the following:

	(in thousands)
	2017 $	2016 $
Salaries, short-term employee benefits	2,961	2,077
Bonuses accrued or paid	1,300	623
Severance costs	544	572
Director fees	217	265
Stock-based compensation	3,560	1,215
	8,582	4,752
Other
Stephen P. Robertson, a partner at Borden Ladner Gervais ("BLG") acts as the Company’s corporate secretary. We incurred legal fees in the normal course of business to BLG of $255,000 for the year ended December 31, 2017 ($308,000 for the year ended December 31, 2016).The amount charged by BLG is based on standard hourly billing rates for the individuals working on our account. We have no ongoing contractual or other commitments as a result of engaging Mr. Robertson to act as our corporate secretary. Mr. Robertson receives no additional compensation for acting as the corporate secretary beyond his standard hourly billing rate.
The outstanding fair value of contingent consideration payable to ILJIN SNT Co., Ltd. ("ILJIN"), an affiliated shareholder and related party, is the result of an Arrangement Agreement (the "Agreement") completed on September 20, 2013 between the Company, Aurinia Pharma Corp. and ILJIN. Pursuant to the Agreement, an amount of $10 million in contingent consideration would be potentially payable based on the achievement of future pre-defined clinical and marketing milestones.
During 2017, we paid ILJIN $2.15 million upon the achievement of two specific milestones pursuant to this contingent consideration. At December 31, 2017, there are $7.85 million of contingent consideration milestones remaining which we may pay out in the future dependent upon the achievement of the specific pre-defined milestones being met.
The contingent consideration payable to ILJIN is more fully discussed in note 9 of the audited consolidated financial statements for the year ended December 31, 2017.

OFF-BALANCE SHEET ARRANGEMENTS
We have no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations or financial condition.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS
The preparation of consolidated financial statements in accordance with IFRS often requires management to make estimates about, and apply assumptions or subjective judgment to, future events and other matters that affect the reported amounts of our assets, liabilities, revenues, expenses and related disclosures. Assumptions, estimates and judgments are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which our consolidated financial statements are prepared. Management reviews, on a regular basis, the Company's accounting policies, assumptions, estimates and judgments in order to ensure the consolidated financial statements are presented fairly and in accordance with IFRS.
Critical accounting estimates and judgments are those that have a significant risk of causing material adjustment and are often applied to matters or outcomes that are inherently uncertain and subject to change. As such, management cautions that future events often vary from forecasts and expectations and that estimates routinely require adjustment.
Management considers the following areas to be those where critical accounting policies affect the significant judgments and estimates used in the preparation of the Company’s consolidated financial statements.

Critical estimates in applying the Company’s accounting policies

•	Contingent consideration
Contingent consideration is a financial liability recorded at fair value. The amount of contingent consideration to be paid is based on the occurrence of future events, such as the achievement of certain development, regulatory and sales milestones. Accordingly, the estimate of fair value contains uncertainties as it involves judgment about the likelihood and timing of achieving these milestones as well as the discount rate used. Changes in fair value of the contingent consideration obligation result from changes to the assumptions used to estimate the probability of success for each milestone, the anticipated timing of achieving the milestones and the discount period and rate to be applied. A change in any of these assumptions could produce a different fair value, which could have a material impact on the results from operations.
The fair value estimates at December 31, 2017 were based on a discount rate of 10% (2016 - 10%) and a presumed payment range between 50% and 75% (2016- 50% and 95%). The 2016 range included probabilities of 95% that were related to the milestones paid out in 2017.The fair value of this contingent consideration as at December 31, 2017 was estimated to be $3.79 million (December 31, 2016 - $5.44 million) and was determined by estimating the probability and timing of achieving the milestones and applying the income approach.
The change in the revaluation amounts in 2017 resulted primarily from the change in the passage of time and the achievement of two milestones. The change in probability factors for the milestones and the passage of time resulted in a revaluation of contingent consideration expense of $502,000 for the year ended December 31, 2017.
In 2016 we achieved a positive 24-week primary endpoint result in the Phase 2b clinical LN trial. As such, while no milestone was attached to this positive primary endpoint result, it was an event that triggered an adjustment of the probability of success of the milestones such that the probability of success factors were increased for the milestones. As a result of the adjustments to the probability factors, the probability adjusted payment ranges were increased from 50% to 95% as at December 31, 2016. The change in probability factors for the milestones and the passage of time resulted in a revaluation of contingent consideration expense of $1.63 million for the year ended December 31, 2016.
This is a Level 3 recurring fair value measurement. If the probability for success were to increase by a factor of 10% for each milestone, this would increase the net present value (NPV) of the obligation by approximately $580,000 as at December 31, 2017. If the probability for success were to decrease by a factor of 10% for each milestone, this would decrease the NPV of the obligation by approximately $579,000 as at December 31, 2017. If the discount rate were to increase to 12%, this would decrease the NPV of the obligation by approximately $208,000. If the discount rate were to decrease to 8%, this would increase the NPV of the obligation by approximately $226,000.
Derivative Warrant Liabilities
Warrants issued pursuant to equity offerings that are potentially exercisable in cash or on a cashless basis resulting in a variable number of shares being issued are considered derivative liabilities and therefore measured at fair value.
We use the Black-Scholes pricing model to estimate fair value at each exercise and period end date. The key assumptions used in the model are the expected future volatility in the price of our shares and the expected life of the warrants. The impact of changes in key assumptions are noted below.
These derivative warrant liabilities are Level 3 recurring fair value measurements.
The key Level 3 inputs used by management to estimate the fair value are the market price and the expected volatility. If the market price were to increase by a factor of 10%, this would increase the estimated fair value of the obligation by approximately $1.67 million as at December 31, 2017. If the market price were to decrease by a factor of 10%, this would decrease the estimated fair value of the obligation by approximately $1.95 million. If the volatility were to increase by 10%, this would increase the estimated fair value of the obligation by approximately $524,000. If the volatility were to decrease by 10%, this would decrease estimated fair value of the obligation by approximately $523,000 as at December 31, 2017.

•	Fair value of stock options
Determining the fair value of stock options on the grant date, including performance based options, requires judgment related to the choice of a pricing model, the estimation of stock price volatility and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could result in a significant impact on our reported operating results, liabilities or other components of shareholders’ equity. The key assumption used by management is the stock price volatility.
If the stock price volatility was higher by a factor of 10% on the option grant dates in 2017, this would have increased annual stock compensation expense by approximately $262,000. If the stock price volatility was lower by a factor of 10% on the grant date, this would have decreased annual stock compensation expense by approximately $287,000.
We used the Black-Scholes option pricing model to estimate the fair value of the options granted in 2017 and 2016.

We consider historical volatility of our common shares in estimating its future stock price volatility. The risk-free interest rate for the expected life of the options was based on the yield available on government benchmark bonds with an approximate equivalent remaining term at the time of the grant. The expected life is based upon the contractual term, taking into account expected employee exercise and expected post-vesting employment termination behavior.
Critical judgments in applying the Company’s accounting policies

•	Revenue recognition
Management’s assessments related to the recognition of revenues for arrangements containing multiple elements are based on estimates and assumptions. Judgment is necessary to identify separate units of accounting and to allocate related consideration to each separate unit of accounting. Where deferral of license fees is deemed appropriate, subsequent revenue recognition is often determined based on certain assumptions and estimates, our continuing involvement in the arrangement, the benefits expected to be derived by the customer and expected patent lives. To the extent that any of the key assumptions or estimates change, future operating results could be affected.

•	Impairment of intangible assets
We follow the guidance of IAS 36 to determine when impairment indicators exist for its intangible assets. When impairment indicators exist, we are required to make a formal estimate of the recoverable amount of its intangible assets. This determination requires significant judgment. In making this judgment, management evaluates external and internal factors, such as significant adverse changes in the technological, market, economic or legal environment in which we operate as well as the results of our ongoing development programs. Management also considers the carrying amount of our net assets in relation to our market capitalization as a key indicator. In making a judgment as to whether impairment indicators exist as at December 31, 2017, management concluded there were none.

•	Derivative warrant liabilities
Management has determined that derivative warrant liabilities are classified as long term as these derivative warrant liabilities will ultimately be settled for common shares and therefore the classification is not relevant.

NEW ACCOUNTING STANDARDS, AMENDMENTS AND INTERPRETATIONS
Recent changes in accounting standards
We have adopted the following new and revised standard, effective January 1, 2017.
International Accounting Standards (IAS) 7, Statement of cash flows
Effective for years beginning on or after January 1, 2017, IAS 7, Statement of cash flows, was amended to require disclosures about changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. Additional disclosures regarding non-cash changes have been provided as applicable in note 17 to the audited consolidated financial statements for the year ended December 31, 2017, supplementary cash flow information in these annual consolidated financial statements.
New accounting standards and amendments not yet adopted
The following standards and amendments to standards and interpretations are effective for annual periods beginning on or after January 1, 2018 and have not been applied in preparing these annual consolidated financial statements.
IFRS 9 Financial instruments
In July 2014, the IASB revised IFRS 9 Financial Instruments. IFRS 9 is a three-part standard to replace IAS 39 Financial Instruments: Recognition and Measurement, addressing new requirements for (i) classification and measurement, (ii) impairment, (iii) hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018. IFRS 9 is to be applied prospectively. We are currently finalizing an evaluation of our financial assets and liabilities and are expecting the following from adoption of the new standard: (i) we do not expect the new guidance to affect the classification and measurement of our financial assets and liabilities. (ii) we do not expect the new hedge accounting requirements to affect us as we do not use any hedging instruments and; (iii) the new impairment model requires the recognition of impairment provisions based on expected credit losses rather than only incurred credit losses as is the case under IAS39. Based on the nominal amount of our accounts receivable and the mix of our short term investments and assessments undertaken to date, we do not expect the impact of this requirement to be significant. The new standard also introduces expanded disclosure requirements and changes in presentation. These are expected to minimally change the nature and extent of our disclosures about our financial instruments. Based on our evaluation to date, we believe the adoption of this standard will not have a material impact on our consolidated financial statements.

IFRS 15 Revenue from contracts with customers
IFRS 15, Revenue from contracts with customers, was issued in May 2014 by the IASB and replaces IAS 18, Revenue, IAS11 Construction Contracts, and other interpretive guidance associated with revenue recognition. IFRS 15 provides a single model to determine how and when an entity should recognize revenue, as well as requiring entities to provide more informative, relevant disclosures in respect of its revenue recognition criteria. Entities can apply one of the two transition methods: retrospective or modified retrospective. Retrospective application requires applying the new guidance to each prior reporting period presented whereas the modified retrospective approach results in the cumulative effect, if any, of adoption being recognized at the date of initial application. The latest date of mandatory implementation of IFRS 15 is for annual reporting periods beginning on or after January 1, 2018. We will adopt this accounting standard on January 1, 2018 using the modified retrospective approach.
We currently have no product sales or significant sources of revenue. However, we have recorded revenue from licensing agreements which is being amortized into revenue over time or recorded at a point of time depending on the nature of the agreement. Based on our analysis of the criteria as set out in IFRS 15 and the terms of each licensing agreement, we believe that on the adoption of IFRS 15 there will be no significant change in our business or on how we are recognizing this licensing revenue.
IFRS 2 Share based payments
In June 2016, the IASB issued final amendments to IFRS 2, clarifying how to account for certain types of share-based payment transactions. These amendments, which were developed through the IFRS Interpretations Committee, provide requirements on the accounting for: (i) the effect of vesting and non-vesting conditions on the measurement of cash-settled share based payments; (ii) share-based payment transactions with a net settlement feature for withholding tax obligations; and (iii) a modification to the terms and conditions of a share-based payment that changes the classifications of the transaction from cash-settled to equity-settled. The amendments are effective for annual reporting periods beginning on or after January 1, 2018. We are in the process of evaluating the impact that the amendment may have on our consolidated financial statements. However, based on the analysis performed to date, we believe these amendments will have no material effect on our consolidated financial statements.
IFRS 16 Leases
In January 2016, the IASB issued IFRS 16 Leases, which will replace IAS 17 Leases. Under IFRS 16, a contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Under IAS 17, lessees were required to make a distinction between a finance lease and an operating lease. IFRS 16 now requires lessees to recognize a lease liability reflecting future lease payments and a right-of-use asset for virtually all lease contracts. There is an optional exemption for certain short-term leases and leases of low-value assets; however, this exemption can only be applied by lessees. The standard is effective for annual periods beginning on or after January 1, 2019, with earlier adoption if IFRS 15 is also applied. We have elected to adopt IFRS 16 effective January 1, 2019. We are still assessing the potential impact that the adoption of IFRS 16 will have on our consolidated financial statements.

RISKS AND UNCERTAINTIES
We have invested a significant portion of our time and financial resources in the development of voclosporin. We anticipate that our ability to generate revenues and meet expectations will depend primarily on the successful development, regulatory approval and commercialization of voclosporin.
The successful development and commercialization of voclosporin will depend on several factors, including the following:

•	Successful and timely completion of our clinical program in LN, including the AURORA trial which is anticipated to be completed in the fourth quarter of 2019;

•	receipt of marketing approvals from the FDA and other regulatory authorities with a commercially viable label;

•	securing and maintaining sufficient expertise and resources to help in the continuing development and eventual commercialization of voclosporin;

•	maintaining suitable manufacturing and supply arrangements to ensure commercial quantities of the product through validated processes;

•	acceptance and adoption of the product by the medical community and third-party payers; and

•
our ability to raise future financial resources when required. Future additional sources of capital could include payments from equity financings, debt financings, potential new licensing partners, and/or the monetization of our intangible assets.

A more detailed list of the risks and uncertainties affecting us can be found in our AIF which is filed on SEDAR and EDGAR.
Capital management
Our objective in managing capital, consisting of shareholders' equity, with cash, cash equivalents and short term investments being its primary components, is to ensure sufficient liquidity to fund R&D activities, corporate, administration and business development expenses and working capital requirements. This objective has remained the same from that of the previous year.
Over the past two years, we have raised capital via public and private equity offerings and drawdowns under two ATM facilities as its primary sources of liquidity, as discussed in note 11 - Share capital.

As our policy is to retain cash to keep funds available to finance the activities required to advance our product development we do not currently pay dividends.
We are not subject to any capital requirements imposed by any regulators or by any other external source.
Financial instruments and Risks
We are exposed to credit risks and market risks related to changes in interest rates and foreign currency exchange, each of which could affect the value of our current assets and liabilities.
We invest our cash reserves in U.S. dollar denominated, fixed rate, highly liquid and highly rated financial instruments such as treasury notes, banker acceptances, bank bonds, and term deposits. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio, as the majority of our funds were held in cash or cash equivalents ($165.63 million at December 31, 2017). We also held $7.83 million in short term investments. The short term investments are comprised of two available for sale interest bearing securities. Available for sale investments are recorded initially at fair value including direct and incremental transaction costs and subsequently recorded at fair value at each period end. Gains or losses arising from changes in fair value are recorded through other comprehensive loss until sale, when the cumulative gain or loss is transferred to the consolidated statements of operations and comprehensive loss. Fair value is determined by using quoted market prices. We recorded a loss of $78,000 through comprehensive loss in 2017 on the change in fair value of short term investments held at December 31, 2017. We recorded interest income and loss on sale of short term investments as other expense (income) in the consolidated statements of operations and comprehensive loss as discussed in the "Results of Operations" section of this document.
Financial risk factors
Our activities can expose us to a variety of financial risks: market risk (including currency risk, interest rate risk and other price risk), credit risk and liquidity risk. Risk management is carried out by management under policies approved by the Board of Directors. Management identifies and evaluates the financial risks. Our overall risk management program seeks to minimize adverse effects on our financial performance.
Liquidity risk
Liquidity risk is the risk we will not be able to meet our financial obligations as they fall due. We manage our liquidity risk through the management of our capital structure and financial leverage, as discussed above in "Capital Management". We also manage liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves our budget, as well as any material transactions out of the ordinary course of business. We invest our cash equivalents in US denominated term deposits with 30 to 90-day maturities, and US denominated short term investments consisting of bonds and treasury notes issued by banks and/or United states or Canadian governments with maturities not exceeding two years to ensure our liquidity needs are met.
All of our financial liabilities are due within one year except for the contingent consideration, as described in note 9 to the consolidated financial statements for the year ended December 31, 2017 and the derivative warrant liabilities, as described in note 10 to the consolidated financial statements for the year ended December 31, 2017.
Interest rate risk
Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.
Financial assets and financial liabilities with variable interest rates expose us to cash flow interest rate risk. Our cash and cash equivalents are comprised of highly liquid investments that earn interest at market rates and the short term investments are comprised of bank or government bonds with a maturity of two years or less. Accounts receivable, accounts payable and accrued liabilities bear no interest.
We manage our interest rate risk by maintaining the liquidity necessary to conduct operations on a day-to-day basis. Our exposure to interest rate risk as at December 31, 2017 was considered minimal as the majority of our financial resources were held as cash and cash equivalents.
Credit risk
Financial instruments that potentially subject us to significant concentrations of credit risk consist principally of cash, cash equivalents and short term investments which were held at three major Canadian banks. We regularly monitor the credit risk exposure and take steps to mitigate the likelihood of these exposures resulting in actual loss.
Foreign currency risk
We are exposed to financial risk related to the fluctuation of foreign currency exchange rates. Foreign currency risk is the risk variations in exchange rates between the US dollars and foreign currencies, primarily with the Canadian dollar, will affect our operating and financial results.

The following table presents our exposure to the Canadian dollar:

		(in thousands)
	December 31, 2017 $	December 31, 2016 $
Cash and cash equivalents	125	103
Accounts receivable	28	8
Accounts payable and accrued liabilities	(1,657)	(1,184)
Net exposure	(1,504)	(1,073)

	Reporting date rate
	December 31, 2017 $	December 31, 2016 $
CA$ – US$	0.797	0.745
Based on our foreign currency exposure noted above, varying the foreign exchange rates to reflect a ten percent strengthening of the CA$ would have increased the net loss by $151,000 assuming all other variables remained constant. An assumed 10% weakening of the CA$ would have had an equal but opposite effect to the amounts shown above, on the basis all other variables remain constant.
Intellectual Property
Patents and other proprietary rights are essential to our business. Our policy has been to file patent applications to protect technology, inventions, and improvements to our inventions that are considered important to the development of our business. We are pursuing certain avenues to expand the voclosporin patent portfolio, including a use patent strategy (which involves potential development of use patents driven by AURA Phase IIb data) and a manufacturing patent strategy (which involves potential development of manufacturing patents based on our manufacturing know-how.)
As of December 31, 2017, we owned over 160 granted patents related to cyclosporine analogs, including granted United States patents, covering voclosporin composition of matter, methods of use, formulations and synthesis, which expire between 2018 and 2024. The corresponding Canadian, South African and Israeli patents are owned by Paladin Labs Inc. We anticipate that upon regulatory approval, patent protection for voclosporin will be extended in the United States and certain other major markets, including Europe and Japan, until at least October 2027 under the Hatch-Waxman Act in the United States and comparable laws in other countries. (including the Supplementary Protection Certificate program in the European Union). Opportunities will also be available to add an additional six months of exclusivity related to pediatric studies which are currently being planned. In addition to patent rights, we also expect to receive "new chemical entity" exclusivity for voclosporin in certain countries, which provides from five years in the United States to up to ten years in Europe of data exclusivity beyond the date of regulatory approval.
We have licensed the development and distribution rights to voclosporin for China, Hong Kong and Taiwan to 3SBio, Inc. This license is royalty bearing and we will also supply finished product to 3SBio, Inc. on a cost-plus basis. We do not expect to receive any royalty revenue pursuant to this license in the foreseeable future.
As of December 31, 2017, we also owned two granted United States patents related to ophthalmic formulations of calcineurin inhibitors or mTOR inhibitors, including voclosporin, and one granted United States patent related to ophthalmic formulations of dexamethasone, which expire between 2028 and 2031. We also own 15 corresponding granted patents and three corresponding patent applications in other jurisdictions.
CONTINGENCIES

i)
We may, from time to time, be subject to claims and legal proceedings brought against us in the normal course of business. Such matters are subject to many uncertainties. Management believes that the ultimate resolution of such contingencies will not have a material adverse effect on our consolidated financial position.

ii)
We have entered into indemnification agreements with our officers and directors. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, we do maintain liability insurance to limit our exposure.

iii)
We have entered into an agreement dated February 14, 2014 whereby we are required to pay a third party a royalty equivalent to 2% of royalties received on the sale of voclosporin by licensees and/or 0.3% of net sales of voclosporin sold directly by the Company. Should we sell substantially all of the assets of voclosporin to a third party or transfer those assets to another party in a merger in a manner such that this payment obligation is no longer operative, then we would be required to pay 0.3% of the value attributable to voclosporin in the transaction.

iv)
We have entered into license and research and development agreements with third parties that include indemnification and obligation provisions that are customary in the industry. These guarantees generally require us to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. These provisions may survive termination of the underlying agreement. The nature of the obligations prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay. Historically, we have not made any payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING
Management’s Annual Report on Internal Control over Financial Reporting
Management, including the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, and has designed such internal control over financial reporting ("ICFR") to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with IFRS.
We do not expect that our internal controls and procedures over financial reporting will prevent all error and all fraud. A control system provides only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitation in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons by collusion of two or more people or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving our stated goals under all potential future conditions. Because of the inherent limitations in a cost-effective control system, misstatements due to error fraud may occur and not be detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management evaluated the effectiveness of our ICFR as of December 31, 2017 based on the framework set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our ICFR was effective as of December 31, 2017.

DISCLOSURE CONTROLS AND PROCEDURES
Disclosure controls and procedures ("DC&P") as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, are designed to provide reasonable assurance that all material information required to be publicly disclosed in our annual, interim filings and other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the time periods specified under securities legislation and include controls and procedures designed to ensure that information required to be so disclosed is accumulated and communicated to management including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions.
In designing and evaluating our DC&P, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and, therefore, management is required to apply its judgment in evaluating and implementing possible controls and procedures. The Chief Executive Officer and the Chief Financial Officer, after evaluating the effectiveness of our DC&P as at December 31, 2017 have concluded that the DC&P were adequate and effective to provide reasonable assurance that material information we are required to disclose on a continuous basis in interim and annual filings and other reports and news releases is recorded, processed, summarized and reported or disclosed on a timely basis as necessary.

UPDATED SHARE INFORMATION
As at March 13, 2018, the following class of shares and equity securities potentially convertible into common shares were outstanding:

Common shares	84,052,000
Convertible equity securities
Derivative liability warrants	5,261,000
Other warrants	1,172,000
Stock options	7,692,000
Subsequent to the year-end we issued 2.83 million stock options at a weighted average price of $5.27 (CA $6.51) to our officers, directors and employees.

SUPPLEMENTAL INFORMATION
Selected Annual Information (expressed in thousands of dollars, except per share data)

	2017	2016	2015
	$	$	$
Statement of Operations
Revenues	420	173	235
Expenses, net	(47,288)	(25,200)	(23,943)
Change in estimated fair value of derivative warrant liabilities	(23,924)	1,732	5,101
Net loss for the year	(70,792)	(23,295)	(18,607)
Net loss per share	(0.92)	(0.66)	(0.58)
Weighted average number of common shares outstanding	76,918	35,285	32,154
Statement of Financial Position
Working capital	167,102	33,488	12,917
Total assets	189,847	56,997	33,567
Non-current contingent consideration	3,719	3,419	3,810
Shareholder’s equity	165,743	35,950	19,963
Common shares outstanding	84,052	52,808	32,287
Quarterly Information (expressed in thousands except per share data)
Set forth below is unaudited consolidated financial data for each of the last eight quarters:

2017	Q1	Q2	Q3	Q4	Annual
	$	$	$	$	$
Revenues	31	329	29	31	420
Expenses
R&D	7,325	7,107	10,807	8,691	33,930
Corporate, administration and business development	3,427	2,901	2,650	3,118	12,096
Amortization of tangible and intangible assets	363	370	362	361	1,456
Contract services	1	—	—	—	1
Other expense (income)	75	(152)	(315)	197	(195)
Total expenses	11,191	10,226	13,504	12,367	47,288
Change in estimated fair value of derivative warrant liabilities	(40,781)	7,498	355	9,004	(23,924)
Net loss for the period	(51,941)	(2,399)	(13,120)	(3,332)	(70,792)
Per common share ($)
Net loss per common share – basic and diluted	(0.92)	(0.03)	(0.16)	(0.04)	(0.92)
Common Shares outstanding	82,101	83,485	83,973	84,052	84,052
Weighted average number of common shares outstanding	56,680	82,973	83,608	84,038	76,918

2016	Q1	Q2	Q3	Q4	Annual
	$	$	$	$	$
Revenues	57	55	31	30	173
Expenses
R&D	3,324	2,406	3,342	5,462	14,534
Corporate, administration and business development	1,192	1,835	1,716	2,227	6,970
Amortization and impairment of tangible and intangible assets	387	365	362	365	1,479
Contract services	1	1	1	1	4
Other expense (income)	84	85	1,078	966	2,213
Total expenses	4,988	4,692	6,499	9,021	25,200
Change in estimated fair value of derivative warrant liabilities	664	1,361	(951)	658	1,732
Net loss for the period	(4,267)	(3,276)	(7,419)	(8,333)	(23,295)
Per common share ($)
Net loss per common share – basic and diluted	(0.13)	(0.10)	(0.21)	(0.21)	(0.66)
Common Shares outstanding	32,287	35,287	38,794	52,808	52,808
Weighted average number of common shares outstanding	32,287	32,551	36,079	40,172	35,285

Summary of Quarterly Results
The primary factors affecting the magnitude of our losses in the various quarters are noted below and include the timing of R&D costs associated with the clinical development program, timing and amount of stock compensation expense and fluctuations in the non-cash change in estimated fair value of derivative warrant liabilities.
The increase in R&D costs in 2017 primarily reflect expenses associated with the commencement and ramp up of our AURORA trial, including CRO and drug supply expenses.
Corporate, administration and business development costs included non-cash stock-based compensation expense of $1.08 million for the three months ended March 31, 2017, $718,000 for the three months ended June 30, 2017, $795,000 for the three months ended September 30, 2017 and $656,000 for the three months ended December 31, 2017. The three months ended March 31, 2017 also included a provision amount of $519,000 related to the departure of the former Chief Executive Officer (Charles Rowland) on February 6, 2017.
This compared to non-cash stock-based compensation expense of $261,000 for the three months ended March 31, 2016, $9,000 for the three months ended June 30, 2016, $469,000 for the three months ended September 30, 2016 and $314,000 for the three months ended December 31, 2016. The three months ended June 30, 2016 also included a provision amount of $572,000 related to the departure of a former Chief Executive Officer (Zaruby) in April 2016,
Other expense (income) for the three months ended September 30, 2016 reflected a revaluation of the ILJIN contingent consideration of $1.15 million. Other expense (income), in the fourth quarter ended December 31, 2016 included $655,000 of share issue costs allocated to the derivative warrants issued pursuant to the December Offering and $358,000 on revaluation of the ILJIN contingent consideration.
We record non-cash adjustments each quarter resulting from the fair value revaluation of the derivative warrant liabilities. These revaluations fluctuate based primarily on the market price of our common shares. An increase in the market price of our shares results in a loss on revaluation while a decrease results in a gain on revaluation.
The change in the estimated fair value of derivative warrant liabilities of $40.78 million for the three months ended March 31, 2017 reflected the significant increase in our share price from $2.10 per share at December 31, 2016 to $7.34 per share at March 31, 2017.
The change in the estimated fair value of the derivative warrant liabilities for the three months ended June 30, 2017 of $7.50 million primarily reflected a decrease in our share price to $6.13 per share at June 30, 2017 compared to $7.34 per share at March 31, 2017.
The change in the estimated fair value of the derivative warrant liabilities for the three months ended December 31, 2017 of $9.01 million primarily reflected a decrease in our share price to $4.53 per share at December 31, 2017 compared to $6.27 per share at September 30, 2017.
Fourth Quarter Analysis (See Quarterly Information above for the fourth quarter comparative information detail).
We recorded a consolidated net loss of $3.33 million or $0.04 per common share for the fourth quarter ended December 31, 2017, compared to a consolidated net loss of $8.33 million or $0.21 per common share for the fourth quarter ended December 31, 2016.
The decrease of $5.00 million in the consolidated net loss was primarily attributable to the following items on a net basis:

•
The change in estimated fair value of derivative warrant liabilities increased by $8.35 million to $9.01 million in the fourth quarter ended December 31, 2017 compared to a change in estimated fair value of derivative warrant liabilities of $658,000 in the fourth quarter of 2016;

•
An increase in R&D expenses of $3.23 million in the fourth quarter of 2017 as we were actively recruiting and treating patients for the AURORA trial in the fourth quarter of 2017, whereas in the same period in 2016 we were at the planning stage for AURORA, while wrapping up the AURA Phase II trial;

•
An increase in corporate, administration and business development expenses of $892,000 in the fourth quarter of 2017. The increase was primarily the result of increases in professional fees, salaries and incentive pay accrual in the fourth quarter when compared to the same period in 2016;

•
A decrease in other expense (income) of $769,000 in the fourth quarter of 2016 as we recorded $655,000 of share issue costs allocated to the derivative warrants issued pursuant to the December 28, 2016 financing in the fourth quarter of 2016. There was no similar item in 2017.